# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/23/2025
Amends the filing with accession number 0001829126-25-004047
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47,, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 4,615,012; shared voting power 0; sole dispositive power 3,568,371; shared dispositive power 0; aggregate amount beneficially owned 4,615,012 (49.9% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock") beneficially owned by the Reporting Person consist of (i) 1,604,166 shares of Common Stock issuable upon conversion of 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock, (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker (as defined below).
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock are not convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the original issuance date of the Series A Convertible Preferred Stock (the "Preferred Blocker"); therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 3,125,745; shared voting power 0; sole dispositive power 2,480,224; shared dispositive power 0; aggregate amount beneficially owned 3,125,745 (36.8% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 1,203,046 shares of Common Stock issuable upon conversion of 859,319 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker.
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Youxin Consulting Limited (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (9.4% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
- Li Wai Chung (CIK 0002056059): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (9.4% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by the Reporting Person consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Comment: This Amendment No. 4 to the Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting Limited and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (as amended by Amendment No. 1, filed on April 14, 2025, Amendment No. 2, filed on May 13, 2025, and Amendment No. 3, filed on May 29, 2025, the "Schedule 13D"). This Amendment No. 4 is being filed to (i) update Item 4 of the Schedule 13D and (ii) report that the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own increased by more than one percent (1%). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed, on February 18, 2025, the Issuer entered into the February 18, 2025 SPA with Seller and Purchasers, whereby Seller sold to the Purchasers (i) 2,219,447 shares of Preferred Stock, (ii) the Warrant and (iii) the Lazar Receivables and on May 9, 2025, the Issuer entered into a Second Amended and Restated Securities Purchase Agreement with Seller and Purchasers pursuant to which, among other things, the Purchasers agreed to surrender the Warrant to the Issuer for cancellation. On June 23, 2025, the disinterested directors on the Board of Directors of the Issuer independently deemed it advisable and in the best interest of the Issuer to allow the Warrant to remain outstanding, which such decision was approved by unanimous consent of the entire Board of Directors. As a result of the transactions described above: Cau Yu acquired warrants to purchase 1,425,480 shares of Common Stock; Hu Bin acquired warrants to purchase 1,069,040 shares of Common Stock and Youxin Consulting Limited acquired warrants to purchase 305,480 shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, dated August 25, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (08/25/2025)
- Hu Bin: /s/ Hu Bin, Hu Bin (08/25/2025)
- Youxin Consulting Limited: /s/ Li Wai Chung, Li Wai Chung (08/25/2025)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (08/25/2025)